

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via E-mail
John A. Kite
Chief Executive Officer
Kite Realty Group Trust
30 S. Meridian Street
Suite 1100
Indianapolis, IN 46204

> **Re: Kite Realty Group Trust**
> **Registration Statement on Form S-4**
> **Filed March 19, 2014**
> **File No. 333-194670**

Dear Mr. Kite:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Analyses, page 94

1.   To aid an investor's understanding, please briefly explain the bases for the capitalization rate and discount rate ranges used for the net asset value and discounted cash flow analyses.

Certain Kite Realty and Inland Diversified Unaudited Prospective Financial Information, page 108

2.   If the unaudited prospective financial data represents an increase from the 2013 historical experience of Kite Realty and Inland Diversified, assuming the sale of the net leased properties, please quantify such increase in these subsections. Discuss management's basis for any increases so that investors can place management's numbers into context when evaluating the analyses discussed in the previous subsections.

Comparative Stock Prices and Dividends, page 185

3.   Please tell us how many specified dates you will provide to aid investors' understanding of the volatility and risk associated with the low end of your exchange ratio.

4.   Please clarify how you will disclose to shareholders the exact exchange ratio, once determined, prior to the deadline to vote.

Exhibits

5.   Please file or provide in draft form the necessary opinions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Michael E. McTiernan
        Hogan Lovells US LLP